Banco Bradesco S.A.

Corporate Bylaws

Section I - Organization, Duration and Headquarters

Article 1)        Banco Bradesco S.A., a publicly-held company, hereinafter referred to as the Company, is governed by these Bylaws.

Sole Paragraph - With the admission of the Company on June 26, 2001,  in the special listing segment called Level 1 of Corporate Governance of B3 S.A. - Brasil, Bolsa, Balcão (B3), the Company, its shareholders, officers and members of the Fiscal Council are subject to the provisions of the Corporate Governance Level 1 Listing Regulation of the B3 (Level 1 Regulation). The Company, its officers and shareholders must also observe the provisions of the Regulation for Listing of Issuers and Admission to Trading of Securities, including the rules concerning the withdrawal and exclusion of trading of securities admitted to trading on Organized Markets managed by B3.

Article 2)        The Company’s term of duration is indefinite.

Article 3)        The Company’s headquarter and jurisdiction are located in the administrative center called “Cidade de Deus”, in Vila Yara, city and judicial district of Osasco, State of São Paulo.

Article 4)        The Company may set up or close Branches in the Country, at the discretion of the Board of Executive Officers, and Abroad, upon the additional approval of the Board of Directors, hereinafter referred to as the Board, which shall also be responsible for approving the incorporation and/or closure of any other Areas/Subsidiaries of Bradesco outside the national territory.

Section II - Corporate Purpose

Article 5)        The purpose of the Company is to perform banking transactions in general, including foreign exchange, and manage securities portfolio activities, in the categories of fiduciary administrator and asset manager.

Section III - Capital Stock

Article 6)        The capital stock is R$79,100,000,000.00 (seventy-nine billion and one hundred million), divided into 8,870,212,686 (eight billion, eight hundred and seventy million, two hundred and twelve thousand, six hundred and eighty-six) book-entry, registered shares, with no par value, of which 4,435,106,575 (four billion, four hundred and thirty-five million, one hundred and six thousand, five hundred and seventy-five) are common share and 4,435,106,111 (four billion, four hundred and thirty-five million, one hundred and six thousand, one hundred and eleven), are preferred share.

Paragraph One - Common shares will provide to its holders the rights and privileges provided for by law. In case of a public offer arising from the transfer of the Company’s control, the common shares that are not part of the controlling group shall be entitled to receive one hundred percent (100%) of the amount paid per common share owned by the controlling shareholders.

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Paragraph Two - Preferred shares will have no voting rights, but will entitle their holders to the following rights and privileges:

a)  priority in the reimbursement of capital stock in case of liquidation of the Company;

b)  dividends ten percent (10%) higher than those attributed to common shares;

c)  inclusion in a public offer arising from the transfer of control of the Company, entitling their holders to receive a price equal to eighty percent (80%) of the amount paid per common share in the controlling block.

Paragraph Three - In the event of a capital increase, at least fifty per cent (50%) of the capital will be paid at the time of subscription and the remaining amount will be paid through a Board of Executive Officers’ call, as per legal precepts.

Paragraph Four - The Company’s shares are all book-entry, being kept into deposit accounts in the Company, issued in favor of their holders, without issuance of certificates, whereby the shareholders may be charged for the cost of the service regarding the transfer of ownership of these shares.

Paragraph Five -  The following actions will not be permitted:

a)  conversion of common shares into preferred shares and vice versa;

b)  issue of participation certificates.

Paragraph Six - The Company may, upon the authorization of the Board of Directors, acquire shares issued by the Company itself, for cancellation or temporary maintenance in treasury, and posterior sale.

Section IV - Management

Article 7)        The Company will be managed by a Board of Directors and a Board of Executive Officers.

Paragraph One - The positions of Chairman of the Board of Directors and Chief Executive Officer cannot be cumulated by the same person, except for the assumptions of vacancy which shall be purpose of specific disclosure to the market and to which measures shall be taken to fill in respective positions within one hundred and eighty (180) days.

Paragraph Two - The investiture of members of the Board of Directors  and Board of Executive Officers shall be subject to the previous signature of the Management Statement of Consent, pursuant to Level 1 Regulation, as well as the compliance with applicable legal requirements.

Paragraph Three - The members of the Board of Directors and of the Board of Executive Officers will have a unified mandate term of two (2) years, wherein reelection is permitted, which will extend until the investiture of new elected managers.

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Paragraph Four - Notwithstanding the provisions of the preceding Paragraph, the members of the Board of Executive Officers shall exercise their terms only until the day on which they reach sixty-five (65) years of age.

Section V - Board of Directors

Article 8)        The Board of Directors shall consist of six (6) to eleven (11) members elected by the Shareholders’ Meeting, who shall choose, among themselves, in accordance with the provisions of Paragraph One of Article 7, one (1) Chairman and one (1) Vice Chairman.

Paragraph One - The Board’s decisions will only be valid if supported by the absolute majority of the effective members, including the Chairman, who will have the casting vote, in the event of a tie.

Paragraph Two – The participation of any member, absent for justifiable reason will be admitted, by means of teleconference or videoconference or by any other means of communication that can ensure the effectiveness of his/her participation, with his/her vote considered valid for all legal purposes.

Paragraph Three - In the vacancy of the position and in the absence or temporary impediment of the Chairman of the Board, the Vice-Chairman shall take over. In the absences or temporary impediments thereof, the Chairman shall appoint a substitute among the other members. If the office of Vice-Chairman becomes vacant, the Board shall appoint, from among its members, a replacement, who shall serve for the remainder of his term of office.

Paragraph Four - In the event of temporary or permanent leave of any other member, the  remaining  members  may appoint a substitute, to serve on a temporary or permanent basis, with due regard to the precepts of law and of these Bylaws.

Article 9)        In addition to the duties set forth by law and these Bylaws, the Board's responsibilities and duties include the following:

a)    to ensure that the Board of Executive Officers is always rigorously capable of performing its duties;

b)    to make sure that the corporate business is being conducted with probity, in order to preserve the Company’s credibility;

c)    to maintain management continuity, whenever possible, which is highly recommended for the stability, prosperity and security of the Company;

d)    to establish the general guidelines of the Company’s business, as well as to resolve on the constitution and performance of Operational Portfolios;

e)    to authorize, in cases of operations with companies not composing the Bradesco Organization, the acquisition, disposal and encumbrance of assets composing the Non-current Asset and nonpermanent equity interest of the Company and its direct and indirect subsidiaries, when referring to amounts higher than one percent (1%) of their respective Shareholders’ Equity;

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f)     to decide on trades involving shares issued by the Company, in accordance with Paragraph Six of Article 6;

g)    to authorize the granting of any kind of donation, contribution or aid, regardless of the beneficiary;

h)   to approve the payment of dividends and/or interest on shareholders’ own capital proposed by the Board of Executive Officers;

i)     to submit to Shareholders’ Meetings appreciation proposals aiming at increasing or reducing the capital stock, share grouping, bonuses or splits, merger, incorporation or spin-off transactions and reforms in the Company’s Bylaws;

j)     manifest themselves in relation to any public offer having as object shares or securities that can be converted or exchanged for shares of the Company, which shall contain, among other relevant information, the opinion of the Management about the possible acceptance of the public offer and of the economic value of the Company;

k)    manifest themselves on corporate events which may give rise to a change of control, determining if they ensure fair and equitable treatment to shareholders of the Company;

l)     to deliberate upon associations, involving the Company or its Subsidiaries, including participation in shareholders’ agreements;

m)   to approve the investment of resources resulting from fiscal incentives;

n)   to examine and resolve on budgets and financial statements submitted by the Board of Executive Officers;

o)    to assume decision-making powers on specific matters of the Company’s interest and to deliberate upon defaulting cases;

p)    limited to the total annual amount approved by the Shareholders’ Meeting, to distribute the compensation and social security amounts of the Managers;

q)    to authorize, whenever necessary, the representation of the Company by a member of the Board of Executive Officers individually or by an attorney, in which case a respective mandate will indicate what actions may be practiced;

r)     to establish the remuneration of the Audit Committee members, observing the market’s parameters; and

s)    oversee the risk management and internal controls environment.

Sole Paragraph - The Board of Directors may assign special duties to the Board of Executive Officers and to any of its members, as well as establishing committees to deal with specific matters in the scope of the Board of Directors.

Article 10)      The Chairman of the Board shall preside the meetings of the Body, subject to the provisions of the Paragraph Three of Article 8.

Sole Paragraph - The Chairman of the Board may call the Board of Executive Officers and participate, together with other Board members, in any of its meetings.

Article 11)      The Board shall meet regularly six (6) times per year, and in special sessions when the interests of the company so require, convened by its Chairman or

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half of the other active members, whereby the minutes should be drawn up of each meeting held.

Section VI - Board of Executive Officers

Article 12)      The Company’s Board of Executive Officers is elected by the Board of Directors, and will be composed of eighty-three (83) to one hundred and eight (108) members, distributed, at the Board's discretion, as follows: i) seventeen (17) to twenty-seven (27) Executive Officers, with one (1) Chief Executive Officer and sixteen (16) to twenty-six (26) Officers distributed among the positions of Executive Vice-President, Managing Officer and Deputy Officer; and ii) sixty-six (66) to eighty-one (81) Officers, distributed among the positions of Department Officer, Officer and Regional Officer.

Paragraph One - The Board of Directors shall establish, in the first meeting of the Body that takes place after the Annual Shareholders’ Meeting that elected them, and whenever necessary, the number of officers to be elected, designating them, by name, within the positions in the “caput” of this Article, subject to the provisions of Paragraph One of Article 7 and the requirements of Articles 17, 18 and 19 hereof.

Paragraph Two - The requirements provided for in Articles 18 and 19 may be exceptionally waived by the Board of Directors up to the limit of one fourth (¼) of the positions of the Board of Executive Officers, except in relation to the Officers appointed to the positions of Chief Executive Officer and Executive Vice-President.

Article 13)      The Officers shall manage and represent the Company, having powers to bind it in any acts and agreements of its interest. The Officers may condescend and waive rights and acquire, sell and encumber assets, observing the provisions of Paragraph Four of this Article and letter “e” of Article 9 of the present Bylaws.

Paragraph One - Which due reservation to the exceptions expressly set forth herein, the Company will only be bound by the joint signatures of at least two (2) Officers, one of whom will be the Chief Executive Officer or Executive Vice President.

Paragraph Two - The Company may also be represented by at least one (1) Officer and one (1) attorney, or by at least two (2) proxies, jointly, especially consisting of two (2) officers, as described in the previous paragraph, in which case the respective power of attorney will establish their powers, the acts they may practice and its duration.

Paragraph Three - The Company may be also severally represented by any member of the Board of Executive Officers or by attorney with specific powers, in the following cases:

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a)    powers of attorney with "ad judicial" clause, assumption in which the power of attorney may have an indeterminate duration and be empowered;

b)    receive judicial or extrajudicial summons or services of process;

c)    participation in biddings;

d)    representation in Shareholders’ Meetings or Quotaholders’ Meetings of companies or investment funds in which the Company holds interest, as well as of entities in which it is partner or affiliated company;

e)    representation in public agencies and authorities, provided that this does not imply the assumption of responsibilities and/or liabilities by the Company;

f)     in “legal testimonies”; and

g)    before the certifying entities to obtain digital certificates.

Paragraph Four - In addition to the regular duties conferred upon them by law and by the present Bylaws, each member of the Board of Executive Officers will have the following responsibilities.

Article 14)      In addition to the regular duties conferred upon them by law and by the present Bylaws, each member of the Executive Board will have the following responsibilities:

a)     the Chief Executive Officer (CEO) shall: (i) coordinate the execution of the strategic plan outlined by the Board of Directors; (ii) promote the distribution of responsibilities and of the areas the Executive Officers are responsible for; (iii) supervise and coordinate, directly, the actions of the Executive Vice Presidents and, indirectly, of the other members of the Board of Executive Officers; and (iv) preside over the meetings of the Board of Executive Officers;

b)     Executive Vice-Presidents shall: (i) cooperate with the CEO in the performance of his/her duties; (ii) replace, when appointed by the Board of Directors, the CEO in his absence or temporary impediment; and (iii) supervise and coordinate, directly, the actions of the Managing Officers and, indirectly, of the other members of the Board of Executive Officers, in the scope of their reporting line;

c)     Managing Officers shall: perform the duties assigned to them, supervising and coordinating the actions of the officers that are in the scope of their reporting line;

d)     Deputy Officers shall: perform the duties assigned to them, supervising and coordinating the actions of the officers that are in the scope of their reporting line;

e)     Department Officers shall: conduct the activities of the Departments they work for;

f)      Officers shall: perform the duties assigned to them;

g)     Regional Officers: guide and supervise the Service Branches under their jurisdiction and perform the duties assigned to them.

Article 15)      The Board of Executive Officers will hold general meetings on a weekly basis, and special meetings whenever necessary. The decisions taken will only be valid when more than half of the effective members attend the

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respective meeting. The presence of the Chief Executive Officers or his substitute, who will have the casting vote in the case of a tie, is obligatory. The special meetings will be held whenever called by the Chairman of the Board, the Chief Executive Officer or by half of other Executive Officers.

Article 16)      In the event of vacancy, absence or temporary unavailability of the Chief Executive Officer, it will be responsibility of the Board of Directors to appoint his substitute.

Article 17)      To exercise the position of Officer it is necessary to dedicate themselves to the Company and observe its internal rules, where the exercise of other activities that conflict with the objectives of the Company is forbidden.

Article 18)      To be eligible to the position of Executive Officer, the candidate must, on the date of the election, belong to the staff of employees or managers of the Company or associated companies for more than ten (10) years, uninterruptedly, observing the provisions of the Paragraph Two of Article 12 of these Bylaws.

Article 19)      To be eligible to the position of Department Officer, Officer and Regional Officer the candidate must, on the date of the election, belong to the staff of employees or managers of the Company or associated companies, observing the provisions of the Paragraph Two of Article 12 of these Bylaws.

Section VII - Fiscal Council

Article 20)      The Fiscal Council, whose operation will be permanent, will be constituted by three (3) to five (5) effective members and an equal number of substitutes.

Section VIII - Audit Committee

Article 21)      The Company will have an Audit Committee constituted by three (3) to five (5) members, of recognized technical competence, being one (1) Coordinator, appointed and dismissible by the Board of Directors, with a two (2) year term of office, extending up to the investiture of new members appointed.

Paragraph One – The members of the Audit Committee may only return to integrate the body after, at least, three (3) years from the end of the last reappointment allowed.

Paragraph Two – Up to one-third (⅓) of the members of the Audit Committee may be reappointed to the body to a single consecutive term only, dispensing the interstitium provisioned in the Paragraph One.

Paragraph Three - In addition to those provided for by law or regulations, these are also attributions of the Audit Committee:

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a)     to recommend to the Board of Directors the company to be hired for rendering independent auditing services, its respective remuneration, as well as, its replacement;

b)     to review financial statements including notes, management reports and independent auditors’ report, prior to their disclosure to the market;

c)     to evaluate the effectiveness of both internal and independent audits regarding the fulfillment of legal and regulatory requirements applicable to the Company, in addition to internal regulations and codes;

d)     to evaluate the fulfillment, by the Company’s Board of Executive Officers, of recommendations made by either internal or independent auditors, as well as recommending to the Board of Directors the resolution of eventual conflicts between external auditors and the Board of Executive Officers;

e)     to establish and announce the procedures for the acceptance and treatment of information related to noncompliance with legal and regulatory requirements applicable to the Company, in addition to regulations and internal codes, including the recommendation of specific procedures to protect the provider and the confidentiality of the information;

f)      to recommend to the Company’s Board of Executive Officers correction or improvement in policies, practices and procedures included in its attributions;

g)     to hold meetings, at least on a quarterly basis, with the Company’s Board of Executive Officers and internal and independent auditors;

h)     to verify, during its meetings, the fulfillment of its recommendations and/or explanations for its questions, including the planning of respective auditing works. Minutes of all meetings shall be drawn up;

i)       to establish operating rules for its functioning;

j)       to meet with the Fiscal Council and the Board of Directors, upon their request to discuss policies, practices and procedures identified under the scope of their respective incumbencies.

Paragraph Four -The member of the Audit Committee may be removed by the Board of Directors at any time during the term of their mandate, in cases of conflict of interest, noncompliance with the obligations inherent to their position or if they have a performance below that expected by the Organization.

Section IX - Remuneration Committee

Article 22)      The Company will have an organizational component referred to as Remuneration Committee, which shall act on behalf of all Institutions making up Bradesco Organization, composed of three (3) to seven (7) members, appointed and dismissible from office by the Board of Directors, with two (2) years term of office, and one of them shall be designated Coordinator.

Paragraph One - Members will be appointed among members of the Board of Directors except for one (1) member who necessarily will be non-manager.

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Paragraph Two - The members of the Board of Directors and the non-manager member, if they are Bradesco Organization’s employees, will not be compensated for the exercise of their position as members of the Remuneration Committee. When the members are not employees, when appointed, they will have compensation set forth by the Board of Directors, according to market parameters.

Paragraph Three - The members of the Remuneration Committee may be re-elected and they are forbidden to remain in office during a term exceeding ten (10) years. Only after the completion of this term, this member may return to the Committee, after elapsing, at least, three (3) years.

Paragraph Fourth - The Committee shall aim at assisting the Board of Directors on the management compensation policy, pursuant to prevailing laws.

Section X – Ombudsman

Article 23)      The Company will have an organizational component of Ombudsman, which will act on behalf of all Institutions of the Bradesco Organization authorized by the Brazilian Central Bank, with one (1) person responsible in the position of Ombudsperson, who will be appointed by the Board of Directors, with a term of office of two (2) years, reelection allowed.

Paragraph One - The Ombudsman cannot be linked to an organizational component of Bradesco Organization in a way that indicates a conflict of interest or duties, like the bargaining units of product and services, the unit responsible for risk management and executive body of the internal audit's activity.

Paragraph Two - An officer or employee of Bradesco Organization may be appointed as Ombudsperson if he or she has:

a) a bachelor’s degree;
b) extensive knowledge of the activities developed by the institutions represented and, its products, services, processes, systems etc.;

c)    functional capacity to assimilate the issues that are submitted to the Ombudsman, carry out administrative consultations to sectors whose activities were questioned and direct the answers for the questions presented; and

d) technical and administrative conditions to comply with other requirements arising from the regulations published on the activities of the Ombudsman.

Paragraph Three - The Ombudsman’s duty shall be the following:

a)     to ensure the strict compliance with the legal and regulatory rules concerning consumer rights and to act as a communication channel between the Institutions under the caput of this Article, customers and users of products and services, including in the mediation of conflicts;

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b)     receive, register, provide guidance, analyze and give formal and appropriate treatment to complaints from customers and users of products and services of the Institutions under the caput of this Article which were not solved through the usual service carried out by branches or any other service stations;

c)     provide the necessary clarifications and notify the claimants on the progress of their demands and the measures adopted;

d)     inform the claimants of the deadline for the final answer, which may not exceed ten (10) business days and may be extended, exceptionally and in a justified manner, only once for an equal period, with the number of extensions limited to ten percent (10%) of the total number of demands on the month, and the complainant should be informed of the reasons for the extension;

e)     forward a conclusive answer to the demand of the claimants until the period stated in letter "d";

f)      propose to the Board of Directors remedial or improvement measures for procedures and routines based on the analysis of the complaints received;

g)     every six months, prepare and submit to the Board of Directors, the Audit Committee and the Internal Audit a quantitative and qualitative report on the Ombudsman's operation, including the proposals mentioned in letter "f", when existing, and keeping them informed of the result of the measures adopted by the institution's management to address them.

Paragraph Four - In its absence or temporary disability, the Ombudsperson will be replaced by an official member of the Ombudsman, who meets the requirements of Paragraph Two of this Article. In case of vacancy, the Board will appoint a replacement for the remaining term of office who will complete the term of office of the person replaced.

Paragraph Five - The Ombudsman may be dismissed by the Board of Directors at any time during its term of office in cases of noncompliance with the obligations of its office or if it presents a performance below that expected by the Organization.

Paragraph Six - The Company:

a)    will maintain adequate conditions for the functioning of the Ombudsman, as well as for its actions to be based on transparency, independence, impartiality and exemption;

b)    will ensure the Ombudsman's access to the information necessary to prepare the appropriate response to the complaints received, with full administrative support, and may request information and documents for the exercise of its activities.

Section XI - Shareholders’ Meetings

Article 24)      The Annual and Extraordinary Shareholders’ Meetings will be:

a)     called by sending to the shareholders a minimum thirty (30)-day notice;

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b)     conducted by the Chairman of the Board, or by his statutory substitute or even by a person nominated by the current Chairman, who will invite one or more shareholders to act as Secretaries.

Section XII - Fiscal Year and Income Distribution

Article 25)      The fiscal year coincides with the civil year, ending on December 31.

Article 26)      Balance sheets will be prepared at the end of each semester, on June 30 and December 31 of every year. The Board of Executive Officers, subject to the approval of the Board of Directors, may determine the preparation of other balance sheets for shorter periods of time, including monthly balance sheets.

Article 27)      The Net Income, as defined in Article 191 of the Law No. 6,404/76, accounted at every six-month or in the annual balance sheet will be allocated in the following order:

I.          constitution of the Legal Reserve;

II.        constitution of the Reserves set forth in Articles 195 and 197 of the aforementioned Law No. 6404/76, subject to a proposal of the Board of Executive Officers, approved by the Board of Directors and resolved by the Shareholders’ Meeting;

III.       payment of dividends, proposed by the Board of Executive Officers and approved by the Board of Directors, which, added to interim dividends and/or interest on own capital referred to in Paragraphs One and Two of this Article, given that they are declared, guarantee to the shareholders, at every fiscal year, as amendatory minimum dividend, thirty percent (30%) of the respective net income, adjusted by the decrease or increase of the amounts specified in Items I, II and III of the “caput” of Article 202 of the Law No. 6,404/76.

Paragraph One - The Board of Executive Officers, subject to the approval of the Board of Directors, is authorized to declare and pay interim dividends, especially semiannual and monthly dividends, resulting from Retained Earnings or existing Profits Reserves.

Paragraph Two - The Board of Executive Officers may, also, subject to the approval of the Board, authorize the distribution of profits to shareholders as interest on own capital, pursuant to specific legislation, in total or partial substitution of interim dividends, whose declaration is permitted by the foregoing paragraph or, further, in addition thereto.

Paragraph Three - Any interest eventually paid to the shareholders will be imputed, net of withholding income tax, to the mandatory minimum dividend amount for that fiscal year (30%), in accordance to Section III of the head of this Article.

Article 28)      The Net Income balance, recorded after the aforementioned distributions, will have the destination proposed by the Board of Executive Officers, approved

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by the Board of Directors and resolved by the Shareholders’ Meeting, and may be fully allocated to Statutory Profit Reserves one hundred percent (100%), in order to maintain an operating margin that is compatible with the development of the Company’s active operations, up to the limit of ninety-five percent (95%) of the Company’s paid-in capital share amount.

Sole Paragraph - In the event that the proposal of the Board of Executive Officers regarding the allocation of Net Income for that fiscal year contains a provision for the distribution of dividends and/or payment of interest in shareholders ‘equity in an amount in excess of the mandatory dividend established in Article 27, Section III, and/or retention of profits pursuant to Article 196 of the Law No. 6,404/76, the Net Income balance for the purpose of constituting the reserve mentioned in this Article will be determined after the full deduction of such allocations.

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